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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934


                                 August 7, 2002
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                                    EIMO OYJ

                          (Eimo Public Limited Company)
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                 (Translation of registrant's name into English)




                              Norokatu 5 Fin-15101
                                 Lahti, Finland
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]             Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

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                                    Exhibits
                                    --------

99.1 Press Release, released publicly on August 7, 2002 (Interim Report January - June, 2002)


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    EIMO OYJ

                                     By:  /s/ Heikki Marttinen
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                                          Name:    Heikki Marttinen
                                          Title:   President and CEO

Dated: August 7, 2002